Exhibit 3.1

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Columbia Acquisition Sub LLC

Second: The address of its registered office in the State of Delaware is 251 Little Falls Drive in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Services Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                                    .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 15th day of June, 2018.

By:	/s/ Sean Bunk
Authorized Person (s)

Name: Sean Bunk